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SEC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4284 Genoa Way
(No. and Street)

Yorba Linda (City) CA (State) 92886 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, C.P.A.
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd, #404 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mala Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC
Mail Processing
Section

FEB 22 2021

Washington DC
416

Signature

C. E. O.
Title

Notary Public

JOHN HUANG
Notary Public - California
Los Angeles County
Commission # 2227181
My Comm. Expires Dec 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Maia Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Maia Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Maia Securities, Inc.as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Maia Securities, Inc.as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Maia Securities, Inc's management. My responsibility is to express an opinion on Maia Securities, Inc's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Maia Securities, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Maia Securities, Inc's financial statements. The Supplemental Information is the responsibility of the Maia Securities, Inc's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Maia Securities, Inc's auditor since 2019.

Tarzana, California

February 10, 2021

Maia Securities, Inc
Statement of Financial Condition
December 31, 2020

Assets

Cash & Cash Equivalents		$	426,658
Clearing broker deposit			63,352
Commissions receivable			53,549
Other receivable - Due From Related Party			17,410
Prepaid Tax			692
Right of use asset			69,202
Total Assets		$	630,863

Liabilities and Stockholders' Equity

Liability			
Accounts payable and accrued expenses		$	122,821
Commissions payable			135,654
PPP Loan			34,884
Right of use liabilities			69,202
Total Liabilities			362,561
Stockholders' Equity			
Common stock, No par value, 1000 shares authorized, issued, outstanding	30,819		
Paid-in capital	119,765		
Retained earnings (deficit)	117,718		
			268,302
Total Liabilities and Stockholders' Equity		$	630,863

See accompanying notes to financial statements

Maia Securities, Inc
Statement of Income (Loss)
For the Year Ended December 31, 2020

Revenues		
Commissions	$	952,707
Interest		81,246
Total Revenues		1,033,953
Direct Costs		
Commission expense		205,310
Ticket clearance charges		308,910
Quotes & research		43,761
Total Direct Costs		557,981
Gross Profit		475,972
Operating Expenses		
Exchange fees		2,475
Insurance		20,801
Office expenses		6,892
Postage and delivery		31,380
Professional fees		20,284
Rent		11,080
Salaries and wages and related expenses		86,000
Telephone		2,638
Outside Service		15,997
Travel and entertainment		5,250
Miscellaneous		12,382
Pension Expense		100,000
Rental Equipment		59,938
Other Expenses		11,675
Total Operating Expenses		386,792
Income (Loss) Before Tax Provision		89,180
Income Tax Provision		3,984
Net Income (Loss)	$	85,196

See accompanying notes to financial statements

Maia Securities, Inc
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2019	1,000	$ 30,819	$ 119,765	$ 87,122	$ 237,706
Capital Distribution				(54,600)	(54,600)
Net Income (Loss)				85,196	85,196
Balance, December 31, 2020	1,000	$ 30,819	$ 119,765	$ 117,718	$ 268,302

See accompanying notes to financial statements

Maia Securities, Inc
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:		
Net Income	$	85,196
Changes in operating assets and liabilities:		
Account Receivable		(16,411)
Other Receivable		1,772
Prepaid Taxes		784
Rent Deposit		3,200
Accounts payable and accrued expenses		36,549
Commissions payable		52,713
Net Cash provided by Operating Activities		163,803
Cash Flows from Financing Activities:		
PPP Loan		34,884
Capital Distribution		(54,600)
Total Cash Flows used in Financing Activities		(19,716)
Net Increase in Cash		144,087
Cash and Cash Equivalents at Beginning of Year		282,571
Cash and Cash Equivalents at End of Year	$	426,658
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	3,984

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Maia Securities, Inc. (the Company) was incorporated in the State of California on February 9, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Mutual fund retailer
- Put and call broker or dealer or option writer

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

ASC 606 Revenue Recognition - Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities- separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any

transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Provision for Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

Employee Benefit Plans – The Company sponsors a defined benefit pension plan and reports the funded status of the plan in its statement of financial position and measures the plan assets and benefit obligations as of December 31. The pension expense ended December 31, 2020 is $100,000.

Subsequent Events - Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 10, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

	Level 1	Level 2	Level 3	Total
Assets				
Certificate of Deposit	$ 280,963	-	-	$ 280,963
Clearing Deposit	$ 63,352	-	-	$ 63,352
Total	$ 344,315			$ 344,315

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 53,549	$ 0

Note 5 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2020 was $63,352.

Note 6 – Related Party

The Company has an expense sharing arrangement with an affiliate whereby the affiliate reimburses the Company 50% of all expenses including office space, telephone and office supplies. During the year ended December 31, 2020, the Company billed the affiliate $17,410 and the balance receivable from the affiliate at December 31, 2020 is $17,410.

Note 7 - Concentration of Credit Risk

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 8 – Certificate of Deposit

The Company holds two certificates of deposit with a value of $280,963 at December 31, 2020. Interest at 0.80% per annum, Maturing on September 7, 2021.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $284,031 which was $ 273,466 in excess of its required net capital of $10,565. The Company's net capital ratio was 0.44 to 1.

Note 10 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. State income tax expense for the year ended December 31, 2020 was $3,984.

Note 11 – Exemption from the SEC Rule 15c3-3

Maia Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Operating Lease Commitments

The company leased office space was early terminated on November 2020 with agreement that Maia Securities to pay 3 months early termination fee to landlord to cease the leasing agreement.
There will be no future lease payment.

Rent expense for the year ended December 31, 2020 is $7,880 net of share paid by affiliate.
ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company adopted ASC 842 on January 1, 2019. The right of use asset is the automobiles. The present value is $69,202.

Note 13 – COVID-19

The worldwide outbreak of Coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 14 - PAYCHECK PROTECTION PROGRAM

On May 8, 2020, the Company received proceeds from a loan in the aggregate amount of $34,884, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part.

Note 15 - Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $ 284,031 which was $ 273,466 in excess of its required net capital of $ 10,565. The Company's net capital ratio was 0.44 : 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Maia Securities Inc
Schedule I
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Computation of Net Capital

Stockholder's Equity			$ 268,302
PPP Loan			34,884
Non-Allowable Assets			
Property, furniture, equipment	$ 0		
Rent deposit, Prepaid tax	692		
Receivable	17,410		
Total Non-Allowable Assets		$ 18,102	
Haircuts on Securities Positions			
Securities Haircuts	$1,053		
Undue Concentration Charges	-		
Total Haircuts on Securities Positions		$1,053	
Net Allowable Capital			$ 284,031

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 10,565
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	10,565
Excess Net Capital	273,466

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 123,590
Percentage of Aggregate Indebtedness to Net Capital	43.50%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December31, 2020	$ 284,031
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 284,031

The difference between the audit and focus at December 31, 2020 was the add back of the PPP loan to stockholder's equity and the reduction of aggregate indebtedness of the PPP loan.

MAIA SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

MAIA SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

Statement Related to Exemption Provision

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Maia Securities, Inc.
Yorba Linda, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Maia Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Maia Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provision") and (2) Maia Securities, Inc., stated that Maia Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Maia Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Maia Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2021

Maia Securities, Inc.
4284 Genoa Way
Yorba Linda, CA 92886

February 10, 2021

Brian W. Anson, CPA
18455 Burbank Blvd. Suite 404
Tarzana, CA 91356

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Maia Securities, Inc.;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

James Tien
CEO / Maia Securities, Inc.